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Exhibit 4.2

COMPLETION GUARANTY

        This Completion Guaranty ("Completion Guaranty") is made as of October 5, 2007 by Station Casinos, Inc., a Nevada corporation ("Station") and G.C. Investments, LLC, a Nevada limited liability company ("GC Investments" and collectively with Station, the "Completion Guarantors"), jointly and severally, in favor of Bank of America, N.A., as Administrative Agent ("Administrative Agent") under the Credit Agreement referred to below, and for the benefit of the other Beneficiaries (as defined below). Certain capitalized terms used herein have the meanings set forth in the recitals hereto or in Section 1 of this Completion Guaranty. Capitalized terms used but not defined herein shall have the meanings defined for those terms in the Credit Agreement described below.

RECITALS

        A.    Aliante Gaming, LLC, a Nevada limited liability company ("Borrower") is a joint venture of Station and certain Affiliates of GC Investments. Pursuant to the Credit Agreement described below, the Lenders have agreed to extend certain credit facilities to Borrower, the proceeds of which shall be used, inter alia, to construct the Aliante Station Hotel and Casino in North Las Vegas, Nevada.

        B.    The obligations of GC Investments hereunder are secured by a pledge of $35,000,000 of cash or marketable securities acceptable to the Administrative Agent pursuant to the Greenspun Pledge Agreement. As of the date hereof, the obligations of Station hereunder are unsecured.

        C.    This Completion Guaranty is the "Completion Guaranty" referred to in the Credit Agreement and is one of the "Loan Documents" described in the Credit Agreement.

AGREEMENT

        NOW, THEREFORE, in order to induce the Lenders to extend the credit facilities to Borrower under the Credit Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Completion Guarantors hereby jointly and severally agree as follows:

        1.    Definitions.

        "Beneficiaries" means collectively, the Administrative Agent, the Lenders, the Issuing Lender, the Swing Line Lender, the Bank Products Banks and the Hedge Banks. Each right, remedy, privilege or power of the Beneficiaries shall be exercised solely by the Administrative Agent on behalf of the Beneficiaries.

        "CG Event of Default" means the occurrence of any of the following events:

          (a)   the Completion Guarantors fail to make any payment required of them hereunder on the date when such payment is due; or

          (b)   the Completion Guarantors fail to perform any of their non-monetary obligations under this Completion Guaranty within five Business Days of written demand by the Administrative Agent; or

          (c)   either Completion Guarantor revokes this Completion Guaranty or disputes the validity hereof or this Completion Guaranty becomes ineffective for any reason; or

          (d)   any representation or warranty made or given by either Completion Guarantor in any Loan Document proves to be false or misleading in any material respect; or

          (e)   the occurrence of any of the events described in Section 9.1(m) or Section 9.1(n) of the Credit Agreement; or

          (f)    either Completion Guarantor dissolves or liquidates.

        "Completion Guaranty Collateral" means the $35,000,000 of cash or marketable securities acceptable to the Administrative Agent pledged by GC Investments or another Affiliate of the Greenspun Corporation which is reasonably acceptable to the Administrative Agent pursuant to the Greenspun Pledge Agreement.

        "Insolvency Proceeding" means any case or proceeding, voluntary or involuntary, under any Debtor Relief Law or any similar existing or future law of any jurisdiction, state or federal, relating to bankruptcy, insolvency reorganization or relief of debtors.

        "NRS" means the Nevada Revised Statutes.

        2.    Completion Guaranty and Agreement.

          (a)   Completion Guarantors hereby, jointly and severally, irrevocably and unconditionally guarantee and agree that:

            (i)    at all times prior to the Completion Date, the In-Balance Test will continue to be satisfied; and

            (ii)   the aggregate Project Costs shall not exceed $618,000,000 exclusive of land acquisition costs and financing costs (or, $670,000,000 exclusive of such costs, but only to the extent that any such increases to the Budget (A) have been financed by the making of additional Cash Equity Contributions to the Borrower and (B) have been made in a manner which complies with the Credit Agreement).

  In the event that the Administrative Agent determines that either of the circumstances set forth in Section 2(a)(i) or 2(a)(ii) has occurred and remains continuing, then the Completion Guarantors (A) shall cause the Borrower to continue to construct the Project, and (B) shall make contributions of Cash Equity into the Operating Account in the amount required for the payment of all Project Costs as incurred, provided that:

            (i)    the Completion Guarantors shall not be obligated to make any payments hereunder sooner than five Business Days following written request by the Administrative Agent; and

            (ii)   the amount so contributed shall be equal to the greater of (1) the amount by which the Remaining Costs exceed the Available Funds from time to time, and (2) the amount by which the Aggregate Project Costs exceed $618,000,000 (exclusive of land acquisition costs and financing costs) from time to time (or, $670,000,000 exclusive of such costs, but only to the extent that any such increases to the Budget (A) have been financed by the making of additional Cash Equity Contributions to the Borrower and (B) have been made in a manner which complies with the Credit Agreement, but in each case less any amounts previously funded hereunder).

  The Completion Guarantors acknowledge that each of the conditions set forth in Sections 2(a)(i) and 2(a)(ii) are susceptible of repetition, and that their funding obligations hereunder may re-occur as a result of such repetition.

          (b)   Subject to the agreement of the Lenders set forth in Section 2(e), Completion Guarantors shall in any event cause Borrower to perform and comply with all provisions and conditions of the Credit Agreement relating to (i) the construction of the Project and the occurrence of the Opening Date and Completion Date within the time and in the manner set forth in Construction Plans and the Timetable, (ii) the payment of all costs and expenses thereof, (iii) the payment, satisfaction or discharge of all Liens (other than Permitted Liens) that are or may be imposed upon or asserted against Borrower, the Project or the Site in connection with the construction of the Project, and (iv) the defense and indemnification of the Beneficiaries against all such Liens (other than

  Permitted Liens), whether arising from the furnishing of labor, materials, supplies or equipment, from taxes, assessments, fees or other charges, from injuries or damage to Persons or property, or otherwise in connection with the construction of the Project. Without limiting the generality of the foregoing, Completion Guarantors jointly and severally agree (A) to cause any and all costs of constructing and completing the Project and causing the Opening Date and Completion Date to occur in accordance with the terms of the Credit Agreement, including, without limitation, the costs of all labor, materials, supplies and equipment related thereto, to be paid and satisfied as the same shall become due, subject to Completion Guarantors' right to remove any Liens arising therefrom by securing bond(s) therefor, (B) to cause the net amount of cost overruns to be directly or indirectly funded, paid and satisfied from Completion Guarantors' own resources, (C) directly or indirectly to cause the completion of the Project in a timely, good, workmanlike and Lien-free manner (except for Permitted Liens), in accordance in all material respects with the terms of the Construction Plans, the Budget and the Timetable and (D) to cause all pre-operating and carrying costs of the Project, including, without limitation the payment of taxes, assessments, utilities, insurance and maintenance expenses, to be funded, paid and satisfied as the same shall become due throughout the term of this Completion Guaranty;

          (c)   subject to a delay of not more than 90 days to the extent caused by any one or more Force Majeure Events, the Opening Date shall occur on or prior to March 31, 2009; and

          (d)   the Completion Date shall occur within 180 days following the Opening Date.

          (e)   The Lenders hereby agree for the benefit of the Borrower that, subject to the terms of the Credit Agreement, following the making of any payments required by Section 2(a)above they shall thereafter recommence the making of credit extensions under the Credit Agreement to finance the construction of the Project. As it affects the obligations of the Completion Guarantors hereunder, the Lenders shall be conclusively presumed to have fully performed their obligations under this clause (e) unless the Administrative Agent shall have received thirty days prior written notice from the Completion Guarantors of any circumstances which the Completion Guarantors believe violate the obligations of the Lenders under this clause (e), and the Lenders shall have failed, during that period, to effectuate a cure by funding Project Costs.

          (f)    The Completion Guarantors acknowledge and agree that (i) all amounts deposited into the Operating Account as Cash Equity shall be expended for Project Costs and (ii) if the Completion Guarantors fail to make any payment or to perform any covenant set forth in this Completion Guaranty on or prior to the required date, the Administrative Agent shall be entitled to apply any collateral, including, without limitation, the Completion Guaranty Collateral, held by the Administrative Agent to make such payment or perform such covenant.

        3.    Payment Provisions in the Event of Bankruptcy.     In the event that the Borrower becomes subject to an Insolvency Proceeding prior to the Final Completion Date, then the obligations of the Completion Guarantors hereunder shall remain effective in respect of the construction of the Project by any subsequent owner of the Project (whether the Administrative Agent or another designee of the Lenders, a Person purchasing the Project in a sale under Section 363 of the United States Bankruptcy Code, or otherwise), and the Completion Guarantors shall make the payments required hereunder in respect of the construction of the Project, provided that either (a) the Lenders shall provide funds in an amount which is equal to the unfunded Commitments under the Credit Agreement (minus the $10,000,000 portion of the Operating Reserve) for the construction of the Project, or (b) the purchaser or other owner of the Project shall provide replacement capital for the construction of the Project in an amount equal to such unfunded Commitments.

        4.    Procedures for Completion.

          (a)   In the event that Borrower fails to (i) perform all of its Obligations under the Credit Agreement relating to construction of the Project or (ii) cause the Opening Date or Completion Date to occur by the dates set forth in Section 2 (collectively, the "Construction Obligations"), then in any such event or at any time thereafter, the Administrative Agent may give written notice to Completion Guarantors of the occurrence of such event ("Notice of Default").

          (b)   Within five days after the date on which the Administrative Agent gives any Notice of Default to the Completion Guarantors, if and to the extent that Borrower continues to fail to perform its Construction Obligations, Completion Guarantors shall, at the Completion Guarantors sole cost:

            (i)    commence to complete the construction of the Project and do all things reasonably required to cause the Opening Date and Completion Date to occur promptly;

            (ii)   diligently prosecute the construction of the Project to completion within the time and in the manner specified in the Construction Plans and Timetable and free of Liens (other than Permitted Liens) and diligently cause the Opening Date and Completion Date to occur; and

            (iii)  defend, indemnify and hold each Beneficiary harmless from all losses, costs, liabilities and expenses, including reasonable attorneys' fees, incurred in connection with such completion of the Project and such occurrence of the Opening Date and Completion Date, in each case other than arising as a result of the gross negligence or willful misconduct of such Beneficiary.

  If and to the extent that, at any time following the giving of any Notice of Default, the Completion Guarantors remedy the failures of Borrower to comply with the Construction Obligations in a manner which is acceptable to the Administrative Agent in the exercise of its discretion (including without limitation the funding of any construction over-runs from other sources), and provided that no Default or Event of Default then exists (other than (i) Defaults or Events of Default which arise solely from the failure of Borrower to timely construct the Project or to construct it in accordance with the Construction Plans and Budget and which, in the determination of the Administrative Agent, have been cured to the extent which is commercially practicable), (ii) Events of Default arising solely from the failure of Borrower to comply with any financial covenant set forth in the Credit Agreement for any past compliance period, provided that Borrower is in compliance with such financial covenant and with all other financial covenants set forth in the Credit Agreement for the then current compliance period, or (iii) other Defaults or Events of Default to the extent that the circumstances giving rise thereto have been cured or otherwise addressed to the satisfaction of the Administrative Agent in its sole and unfettered discretion), then, subject to the terms and conditions of the Credit Agreement, the Administrative Agent and the Lenders shall continue to make Loans and Letters of Credit available to the Borrower for the completion of the Project (or, in the event that the Completion Guarantors have assumed responsibility for the construction of the Project in writing in a manner which is reasonably acceptable to the Administrative Agent and the Required Lenders, the Lenders shall make replacement capital available to the Completion Guarantors for the construction of the Project in an aggregate amount not to exceed the Commitments (less the Operating Reserve), but only to the extent that the In-Balance Test is satisfied).

          (c)   If Completion Guarantors fail to commence to complete the construction of the Project or diligently to prosecute such construction to timely completion as provided in Section 4(b) above, then the right of the Administrative Agent to recover from the Completion Guarantors hereunder shall not be affected or diminished by its exercise of the rights and remedies that may be available to the Administrative Agent under the Credit Agreement and the other Loan Documents, at law or in equity, including:

            (i)    Administrative Agent may, at the Administrative Agent's option, enter the Project Site to complete construction of the Project (either itself or through any agent, contractor or subcontractor of its selection), which option of the Administrative Agent shall be exercisable whether or not the Administrative Agent elects to proceed judicially or non judicially to foreclose on all or any portion of the Collateral;

            (ii)   the Administrative Agent, at its option and in accordance with the Credit Agreement and the other Loan Documents, shall have the right, but shall have no obligation, to proceed judicially or non-judicially to foreclose on all or any portion of the Collateral, exercisable whether or not the Administrative Agent elects to undertake to complete the construction of the Project;

            (iii)  if the Administrative Agent elects to undertake to complete the construction of the Project, and whether or not the Administrative Agent elects to proceed judicially or non-judicially to foreclose on all or any portion of the Collateral, the Administrative Agent shall have the right to recover damages from Completion Guarantors in an amount equal to the sum of:

              (A)  the greater of the Remaining Costs forecast in the latest Remaining Cost Report or the amount of the Project Costs estimated by the Administrative Agent (in consultation with the Construction Consultant or other professional construction managers selected by the Administrative Agent) as required to complete the Project (but in any event including debt service in respect of the Obligations until the Opening Date, the "Cost to Complete") and provided further that should the total actual Project Costs incurred by the Administrative Agent to complete the Project be less than the Cost to Complete, the amount by which the Cost to Complete recovered by the Administrative Agent exceeds such actual Project Costs shall be remitted to Completion Guarantors upon the Final Completion Date; plus

              (B)  all unreimbursed costs and expenses, including attorneys' fees, reasonably incurred by the Administrative Agent in protecting and preserving the Project and enforcing or defending the interests of the Beneficiaries under this Completion Guaranty (the "Unreimbursed Expenses"); minus

              (C)  the amount by which the aggregate outstanding Obligations owed to the Lenders as of that date are less than $420,000,000.

            (iv)  in any action or proceeding by the Administrative Agent to recover damages from Completion Guarantors, the Administrative Agent may exercise any and all remedies available under applicable Law.

          (d)   The parties recognize that the choice of remedies by the Administrative Agent will necessarily and properly be a matter of business judgment, which the passage of time and events may or may not prove to have been the best choice to maximize recovery by the Administrative Agent at the lowest cost to either the Borrower or the Completion Guarantors. In recognition of the foregoing, to the fullest extent permitted by Law, each Completion Guarantor agrees that it shall not assert, and each Completion Guarantor hereby waives, any and all claims against the Administrative Agent and the other Beneficiaries that any exercise of remedies or any election of remedies thereby has resulted (a) in actual or general damages to the Borrower, the Completion Guarantors or any Party as a result of the simple negligence of the Administrative Agent or the other Beneficiaries, or (b) in special, indirect, consequential, exemplary or punitive damages (as opposed to actual or general damages) except to the extent arising out any such action taken thereby in bad faith or constituting willful misconduct or gross negligence on the part of the Administrative Agent or the other Beneficiaries. In any event, any claim of the Completion Guarantors, or either of them alleging damages to the Borrower, the Completion Guarantors or any other Person, shall not be asserted as a defense to payment under this Completion Guaranty or as a set-off or basis for any claim of failure to mitigate damages in any action or proceeding arising from this Completion Guaranty, but shall instead be asserted in a separate action or actions against the Administrative Agent or other relevant party.

        5.    Commencement of Lawsuit by Administrative Agent; Measure of Damages.     At any time after the occurrence of a CG Event of Default, the Administrative Agent, on behalf of the Beneficiaries, may commence a lawsuit against Completion Guarantors or either of them to compel Completion Guarantors or either of them to perform their respective obligations under this Completion Guaranty and/or to recover damages under this Completion Guaranty. The Beneficiaries' damages under this Completion Guaranty shall include, without duplication: (a) the costs of completing the Project and/or correcting any construction defects, (b) damages arising from any delay in completing the Project, including interest, taxes and insurance premiums, and (c) the Unreimbursed Expenses. The Beneficiaries need not perform any work on the Project before such a lawsuit is commenced. EACH COMPLETION GUARANTOR EXPRESSLY ACKNOWLEDGES THAT THE MEASURE OF THE BENEFICIARIES' DAMAGES FOR BREACH OF THIS COMPLETION GUARANTY SHALL BE BASED ON THE COSTS OF COMPLETING THE PROJECT, NOT THE EXTENT TO WHICH COMPLETING THE PROJECT WOULD INCREASE THE VALUE OF THE PROJECT AND SITE.

        6.    Relationship to Other Agreements.     Nothing herein shall in any way modify or limit the effect of terms or conditions set forth in any other document, instrument or agreement executed by Completion Guarantors or in connection with obligations guarantied hereby, but each and every term and condition hereof shall be in addition thereto. All provisions contained in the Credit Agreement that apply to Loan Documents generally are fully applicable to this Completion Guaranty and are incorporated herein by this reference.

        7.    Subordination of Indebtedness of Borrower to Completion Guarantors.     Each Completion Guarantor agrees that:

          (a)   Any indebtedness of Borrower now or hereafter owed to Completion Guarantors or either of them hereby is subordinated to the obligations guarantied hereby.

          (b)   If the Administrative Agent so requests, upon the occurrence and during the continuance of any Event of Default, any such indebtedness of Borrower now or hereafter owed to Completion Guarantors, or any of them, shall be collected, enforced and received by the applicable Completion Guarantor as trustee for Beneficiaries and shall be paid over to the Administrative Agent for the benefit of Beneficiaries in kind on account of the obligations guarantied hereby, and shall be applied by the Administrative Agent to construction of the Project.

          (c)   Should Completion Guarantors fail to collect or enforce any such indebtedness of Borrower now or hereafter owed to Completion Guarantors or any of them and pay the proceeds thereof to the Administrative Agent for the benefit of Beneficiaries in accordance with Section 7(b) hereof, the Administrative Agent as Completion Guarantors' attorney-in-fact may do such acts and sign such documents in the applicable Completion Guarantor's name as the Administrative Agent considers necessary or desirable to effect such collection, enforcement and/or payment.

        8.    Statutes of Limitations and Other Laws.     Until the obligations guarantied hereby shall have been paid and performed in full, all the rights, privileges, powers and remedies granted to the Beneficiaries hereunder shall continue to exist and may be exercised by the Administrative Agent for the benefit of the Beneficiaries at any time and from time to time irrespective of the fact that any of the obligations guarantied hereby may have become barred by any statute of limitations. Completion Guarantors expressly waive, to the fullest extent permitted by law, the benefit of any and all statutes of limitation, and any and all Laws providing for exemption of property from execution or for evaluation and appraisal upon foreclosure, to the maximum extent permitted by applicable Laws.

        9.    Waivers and Consents.     Completion Guarantors acknowledge that the obligations undertaken herein involve the guaranty of obligations of Persons other than Completion Guarantors and, in full recognition of that fact, consent and agree, to the fullest extent permitted by law, that the Beneficiaries may, at any time and from time to time, without notice or demand, and without affecting the enforceability or continuing effectiveness hereof: (a) supplement, modify, amend, extend, renew, accelerate or otherwise change the time for payment or the terms of the obligations guarantied hereby or any part thereof, including any increase or decrease of the rate(s) of interest thereon; (b) except for any amendments to the Construction Obligations made without the Completion Guarantor's consent and approval, supplement, modify, amend or waive, or enter into or give any agreement, approval or consent with respect to, the obligations guarantied hereby or any part thereof, or any of the Loan Documents to which Completion Guarantors are not a party or any additional security or guaranties, or any condition, covenant, default, remedy, right, representation or term thereof or thereunder; (c) accept new or additional instruments, documents or agreements in exchange for or relative to any of the Loan Documents or the obligations guarantied hereby or any part thereof; (d) accept partial payments on the obligations guarantied hereby; (e) receive and hold additional security or guaranties for the obligations guarantied hereby or any part thereof; (f) release, reconvey, terminate, waive, abandon, fail to perfect, subordinate, exchange, substitute, transfer and/or enforce any security, and apply any security and direct the order or manner of sale thereof as the Beneficiaries in their sole and absolute discretion may determine; (g) release any Person from any personal liability with respect to the obligations guarantied hereby or any part thereof; (h) settle, release on terms satisfactory to the Beneficiaries or by operation of applicable Laws or otherwise liquidate or enforce any obligations guarantied hereby and any security therefor in any manner, (i) consent to the transfer of any security and bid and purchase at any sale; and/or (j) consent to the merger, change or any other restructuring or termination of the existence of Borrower, any member thereof, either Completion Guarantor or any other Person, and correspondingly restructure the obligations guarantied hereby, and any such merger, change, restructuring or termination shall not affect the liability of Completion Guarantors or the continuing effectiveness hereof, or the enforceability hereof with respect to all or any part of the obligations guarantied hereby.

        Upon the occurrence and during the continuance of any CG Event of Default, the Administrative Agent, for the benefit of the Beneficiaries, may enforce this Completion Guaranty independently as to each Completion Guarantor and independently of any other remedy or security Beneficiaries at any time may have or hold in connection with the obligations guarantied hereby. Each Completion Guarantor expressly waives any right to require the Beneficiaries to marshal assets in favor of Borrower or any other Person, and agrees that the Beneficiaries may proceed against Borrower or any other Person, or upon or against any security or remedy, before proceeding to enforce this Completion Guaranty, in such order as they shall determine in their sole and absolute discretion. The Administrative Agent, for the benefit of the Beneficiaries, may file a separate action or actions against Borrower or any one or more Completion Guarantors without respect to whether an action is brought or prosecuted with respect to any security or against any other Person, or whether any other Person is joined in any such action or actions. Each Completion Guarantor agrees that Beneficiaries and Borrower and any Affiliates of Borrower may deal with each other in connection with the obligations guarantied hereby or otherwise, or alter any contracts or agreements now or hereafter existing between any of them, in any manner whatsoever, all without in any way altering or affecting the security of this Completion Guaranty. The rights of the Beneficiaries created or granted herein and the enforceability of this Completion Guaranty with respect to Completion Guarantors at all times shall remain effective to guaranty the performance, and/or payment in full, of each of the obligations guarantied hereby even though such obligations, or any part thereof, or any security or guaranty therefor, may be or hereafter may become invalid or otherwise unenforceable as against Borrower or any other Completion Guarantor or surety and whether or not Borrower shall have any personal liability with respect thereto. Each Completion Guarantor expressly waives, to the fullest extent permitted by law, any and all defenses now or hereafter arising or asserted by reason of (a) any disability or other defense of Borrower with respect to the obligations guaranteed hereby, (b) the unenforceability or invalidity of any security or guaranty for the obligations guarantied hereby or the lack of perfection or continuing perfection or failure of priority of any security for the obligations guarantied hereby, (c) the cessation for any cause whatsoever of the liability of Borrower (other than by reason of the full payment and performance of all obligations guarantied hereby), (d) any failure of the Beneficiaries to marshal assets in favor of Borrower or any other Person, (e) except as otherwise provided in this Completion Guaranty, any failure of any Beneficiary to give notice of sale or other disposition of Collateral to Completion Guarantors or any other Person or any defect in any notice that may be given in connection with any sale or disposition of Collateral, (f) any failure of any Beneficiary to comply with applicable Laws in connection with the sale or other disposition of any Collateral or other security for any obligations guarantied, including without limitation, any failure of any Beneficiary to conduct a commercially reasonable sale or other disposition of any Collateral or other security for any obligations guarantied hereby, (g) any act or omission of any Beneficiary or others that directly or indirectly results in or aids the discharge or release of Borrower or the obligations guarantied hereby or any security or guaranty therefor by operation of law or otherwise, (h) any Law which provides that the obligation of a surety or Completion Guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal or which reduces a surety's or Completion Guarantor's obligation in proportion to the principal obligation, (i) any failure of any Beneficiary to file or enforce a claim in any bankruptcy or other proceeding with respect to any Person, (j) the election by any Beneficiary, in any bankruptcy proceeding of any Person, of the application or non-application of Section 1111(b)(2) of the United States Bankruptcy Code, (k) any extension of credit or the grant of any Lien under Section 364 of the United States Bankruptcy Code, (l) any use of cash collateral under Section 363 of the United States Bankruptcy Code, (m) any agreement or stipulation with respect to the provision of adequate protection in any bankruptcy proceeding of any Person, (n) the avoidance of any Lien in favor of any Beneficiary for any reason, (o) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against any Person, including any discharge of, or bar or stay against collecting, all or any of the obligations guarantied hereby (or any interest thereon) in or as a result of any such proceeding, (p) to the extent permitted in subsection 4 of NRS Section 40.495, the benefits of the one-action rule under NRS Section 40.430, or (q) any action taken by any Beneficiary that is authorized by this Section or any other provision of any Loan Document. Each Completion Guarantor expressly waives all setoffs and counterclaims and all presentments, demands for payment or performance, notices of nonpayment or nonperformance, protests, notices of protest, notices of dishonor and all other notices or demands of any kind or nature whatsoever with respect to the obligations guarantied hereby, and all notices of acceptance of this Completion Guaranty or of the existence, creation or incurrence of new or additional obligations to be guarantied hereby. The Beneficiaries may approve modifications to the Construction Contracts, Construction Plans, the Budget and/or the Timetable, and may change the terms or conditions of disbursement of the Loans in any manner agreed to by Borrower.

        10.    Condition of Borrower and its Subsidiaries.     Each Completion Guarantor represents and warrants to the Beneficiaries that such Completion Guarantor has established adequate means of obtaining from Borrower and its Subsidiaries, if any, on a continuing basis, financial and other information pertaining to the businesses, operations and condition (financial and otherwise) of Borrower and its Subsidiaries, if any and their respective Properties, and Completion Guarantors now are and hereafter will be completely familiar with the businesses, operations and condition (financial and otherwise) of Borrower and its Subsidiaries, if any, and their respective Properties. Each Completion Guarantor hereby expressly waives and relinquishes any duty on the part of the Beneficiaries (should any such duty exist) to disclose to Completion Guarantors any matter, fact or thing related to the businesses, operations or condition (financial or otherwise) of Borrower or its Subsidiaries or their respective Properties, whether now known or hereafter known by any Beneficiary during the life of this Completion Guaranty. With respect to any of the obligations guarantied hereby, no Beneficiary need inquire into the powers of Borrower or any of its Subsidiaries or the officers or employees acting or purporting to act on their behalf, and all obligations guarantied hereby made or created in good faith reliance upon the professed exercise of such powers shall be secured hereby.

        11.    Liens on Real Property.     In the event that all or any part of the obligations guarantied hereby at any time are secured by any one or more deeds of trust or mortgages or other instruments creating or granting Liens on any interests in real Property, each Completion Guarantor authorizes the Administrative Agent, for the benefit of the Beneficiaries, upon the occurrence of and during the continuance of any Event of Default, at its sole option, without notice (other than notice of foreclosure or sale, which the Administrative Agent shall endeavor, but shall not be obligated, to provide to each Completion Guarantor) or demand and without affecting any obligations guarantied hereby, the enforceability of this Completion Guaranty, or the validity or enforceability of any Liens of any Beneficiary on any Collateral, to foreclose any or all of such deeds of trust or mortgages or other instruments by judicial or nonjudicial sale. Each Completion Guarantor expressly waives any defenses to the enforcement of this Completion Guaranty or any rights of any Beneficiary created or granted hereby or to the recovery by any Beneficiary against Borrower, Completion Guarantors or any other Person liable therefor of any deficiency after a judicial or nonjudicial foreclosure or sale because all or any part of the obligations guarantied hereby are secured by real Property. This means, among other things: (1) the Administrative Agent, for the benefit of the Beneficiaries, may collect from either Completion Guarantor without first foreclosing on any real or personal Property collateral pledged by Borrower; (2) if the Administrative Agent, for the benefit of the Beneficiaries, forecloses on any real Property collateral pledged by Borrower: (A) the amount of the obligations guarantied hereby may be reduced only by the price for which that collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price, (B) the Administrative Agent, for the benefit of the Beneficiaries, may collect from either Completion Guarantor even if the Administrative Agent, by foreclosing on the real Property collateral, has destroyed any right Completion Guarantors may have to collect from Borrower. This is an unconditional and irrevocable waiver of any rights and defenses Completion Guarantors may have because all or any part of the obligations guarantied hereby are secured by real Property. To the fullest extent permitted by applicable law, each Completion Guarantor expressly waives any defenses or benefits that may be derived from California Code of Civil Procedure §§ 580a, 580b, 580d or 726 (or comparable provisions of the Laws of any other jurisdiction, including, without limitation, NRS Section 40.430 and judicial decisions relating thereto, and NRS Sections 40.455, 40.457 and 40.459) and all other suretyship defenses it otherwise might or would have under applicable Law.

        12.    Standstill of Rights of Subrogation.     Notwithstanding anything to the contrary elsewhere contained herein or in any other Loan Document to which either Completion Guarantor is a Party, for as long as this Completion Guaranty remains in effect, each Completion Guarantor hereby expressly agrees with respect to Borrower and its successors and assigns (including any surety) and any other Person which is directly or indirectly a creditor of Borrower or any surety for Borrower, to forbear exercising any and all rights at Law or in equity to subrogation, to reimbursement, to exoneration, to contribution, to setoff or to any other rights that could accrue to a surety against a principal, to a Completion Guarantor against a maker or obligor, to an accommodation party against the party accommodated, or to a holder or transferee against a maker, and which either Completion Guarantor may have or hereafter acquire against Borrower or any other such Person in connection with or as a result of Completion Guarantor's execution, delivery and/or performance of this Completion Guaranty or any other Loan Document to which either Completion Guarantor is a party. Each Completion Guarantor agrees, for as long as this Completion Guaranty remains in effect, that it shall not assert any such rights against Borrower or its successors and assigns or any other Person (including any surety) which is directly or indirectly a creditor of Borrower or any surety for Borrower, either directly or as an attempted setoff to any action commenced against that Completion Guarantor by Borrower (whether as borrower or in any other capacity), any Beneficiary or any other such Person. Notwithstanding the foregoing provisions of this Section, it is agreed that for so long as no Event of Default has been asserted by any Beneficiary, and has not thereafter been waived by the applicable Beneficiaries in writing, each Completion Guarantor may exercise and assert any rights which it has against the other Completion Guarantor (but not against Borrower), but that upon the occurrence and during the continuance of any Event of Default, the Completion Guarantors shall cease or stay the exercise or assertion of any such rights or claims unless the Administrative Agent otherwise consents in writing, the Obligations are fully repaid, or such Event of Default has been cured or waived in writing. Each Completion Guarantor hereby acknowledges and agrees that this forbearance and standstill agreement is intended to benefit Borrower and the Beneficiaries and shall not limit or otherwise affect Completion Guarantors' liability hereunder, under any other Loan Document to which either Completion Guarantor is a party, or the enforceability hereof or thereof.

        13.    Understandings With Respect to Waivers and Consents.     Each Completion Guarantor warrants and agrees that each of the waivers and consents set forth herein are made with full knowledge of their significance and consequences, with the understanding that events giving rise to any defense or right waived may diminish, destroy or otherwise adversely affect rights which such Completion Guarantor otherwise may have against Borrower, the Beneficiaries or others, or against any Collateral, and that, under the circumstances, the waivers and consents herein given are reasonable and not contrary to public policy or Law. Each Completion Guarantor acknowledges that it has either consulted with legal counsel regarding the effect of this Completion Guaranty and the waivers and consents set forth herein, or has made an informed decision not to do so. If this Completion Guaranty or any of the waivers or consents herein are determined to be unenforceable under or in violation of applicable Law, this Completion Guaranty and such waivers and consents shall be effective to the maximum extent permitted by Law.

        14.    Completion Guaranty to be Absolute.     Completion Guarantors expressly agree, to the fullest extent permitted by law, that until each and every term, covenant and condition of this Completion Guaranty is fully performed by the Completion Guarantors, the Completion Guarantors shall not be released by or because of:

          (a)   any act or event which might otherwise discharge, reduce, limit or modify Completion Guarantors' obligations under this Completion Guaranty;

          (b)   any waiver, extension, modification, forbearance, delay or other act or omission of any Beneficiary, or any failure to proceed promptly or otherwise as against Borrower, Completion Guarantor or any security;

          (c)   any action, omission or circumstance which might increase the likelihood that Completion Guarantors may be called upon to perform under this Completion Guaranty or which might affect the rights or remedies of Completion Guarantors as against Borrower; or

          (d)   any dealings occurring at any time between Borrower and any Beneficiary, whether relating to the Loans or otherwise;

provided that the Construction Obligations shall not be increased without the consent and approval of the Completion Guarantors.

        Completion Guarantors hereby expressly waive and surrender any defense to their liability under this Completion Guaranty based upon any of the foregoing acts, omissions, agreements, waivers or matters. It is the purpose and intent of this Completion Guaranty that the obligations of Completion Guarantors under it shall be absolute and unconditional under any and all circumstances.

        15.    Financial Information.

          (a)   Station hereby agrees to provide to the Administrative Agent, for the benefit of the Beneficiaries (i) promptly after the same are available, copies of each annual report, proxy or financial statement or other report or communication sent to the stockholders of Station, (ii) copies of all annual, regular, periodic and special reports and registration statements which Station may file or be required to file with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, (iii) at any time following the consummation of the proposed acquisition of Station by Fertitta Colony Partners, as soon as practicable, and in any event within 45 days after the end of each of its fiscal quarters, the consolidated balance sheet of Station and its Subsidiaries as of the end of such fiscal quarter and the consolidated statement of operations and its statement of cash flows for such fiscal quarter and for the portion of the fiscal year ended with such fiscal quarter and (iv) such other information concerning its affairs and properties as the Beneficiaries may reasonably request.

          (b)   GC Investments hereby agrees to cause The Greenspun Corporation to provide to the Administrative Agent, for the benefit of the Beneficiaries, within 45 days after the end of each of its fiscal quarters while this Completion Guaranty remains in effect, a certificate from The Greenspun Corporation certifying that GC Investments has a net worth in excess of $200,000,000 as of the last day of such fiscal quarter (or, if less, stating the amount of such net worth) in each case determined in accordance with GAAP.

          (c)   Each of Station and GC Investments agrees that it shall keep true and correct financial books and records, using GAAP consistently applied. Any confidential information of the Completion Guarantors furnished pursuant to this Section shall be subject to the provisions of Section 11.14 of the Credit Agreement.

        16.    Completion Guarantors' Representations and Warranties.     Each Completion Guarantor represents and warrants to the Beneficiaries as to itself that:

          (a)   all financial statements and other financial information furnished or to be furnished to the Beneficiaries by such Completion Guarantor are or will be true and correct and do or will fairly represent the financial condition of such Completion Guarantor as of the dates and for the periods covered thereby;

          (b)   there has been no material adverse change in such Completion Guarantor's financial condition since the dates of the statements most recently furnished to the Beneficiaries prior to the date hereof; and

          (c)   the performance of this Completion Guaranty will not violate any indenture, credit agreement or other material agreement to which such Completion Guarantor is a party.

        17.    Events of Default.     The Administrative Agent may declare Completion Guarantors to be in default under this Completion Guaranty upon the occurrence of a CG Event of Default.

        18.    Authorization; No Violation.     Each Completion Guarantor represents and warrants as to itself that:

          (a)   it is authorized to execute, deliver and perform under this Completion Guaranty, and that such Completion Guarantor's obligations hereunder are its valid and binding obligations enforceable against such Completion Guarantor in accordance with their terms, except as enforcement may be limited by Debtor Relief Laws, Gaming Laws or equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion;

          (b)   no provision or obligation of Completion Guarantors contained in this Completion Guaranty violates any Requirement of Law applicable to Completion Guarantors; and

          (c)   no such provision or obligation conflicts with, or constitutes a breach or default under, any agreement to which either Completion Guarantor is a party.

        19.    Additional and Independent Obligations.     Each Completion Guarantor's obligations under this Completion Guaranty are in addition to its obligations under any other existing or future guaranties given in connection with the Credit Agreement, and they shall remain in full force and effect until (a) they are performed in full or (b) they terminate in accordance with the terms hereof. Completion Guarantors' obligations under this Completion Guaranty are independent of those of Borrower under the other Loan Documents. The Administrative Agent may bring a separate action, or commence a separate reference or arbitration proceeding against either Completion Guarantor without first proceeding against Borrower or any other Completion Guarantor, any other Person or any security that any Beneficiary may hold, and without pursuing any other remedy. The rights of the Beneficiaries under this Completion Guaranty shall not be exhausted by any action by any Beneficiary until the earlier of (a) the occurrence of the Final Completion Date and payment by the Completion Guarantors of all amounts required to be paid by the Completion Guarantors pursuant to this Completion Guaranty, or (b) the date upon which all Obligations under the Credit Agreement have been paid and performed in full.

        20.    No Waiver; Consents; Cumulative Remedies.     Each waiver by any Beneficiary must be in writing, and no waiver shall be construed as a continuing waiver. No waiver shall be implied from any Beneficiary's delay in exercising or failure to exercise any right or remedy against Borrower, either Completion Guarantor or any security. Consent by any Beneficiary to any act or omission by Borrower or either Completion Guarantor shall not be construed as a consent to any other or subsequent act or omission, or as a waiver of the requirement for their consent to be obtained in any future or other instance. All remedies of any Beneficiary against Borrower and Completion Guarantors are cumulative.

        21.    Release; Termination.     This Completion Guaranty shall terminate upon the occurrence of the Final Completion Date and payment by the Completion Guarantors of all amounts, if any, required to be paid by the Completion Guarantors pursuant to this Completion Guaranty on or before such date. Absent such termination, Completion Guarantors shall not be released from their respective obligations under this Completion Guaranty except by a writing signed by the Administrative Agent. Following the occurrence of the Final Completion Date and payment by the Completion Guarantors of any amounts required to be paid by the Completion Guarantors pursuant to this Completion Guaranty, the Administrative Agent shall confirm the termination and release of this Completion Guaranty in writing promptly following the request of either Completion Guarantor (and the related release of the Greenspun Pledge Agreement and any control agreements or similar arrangements entered into with respect thereto).

        22.    Successors and Assigns; Participations.     The terms of this Completion Guaranty shall bind and benefit the legal representatives, successors and assigns of the Beneficiaries and the Completion Guarantors; provided, however, that neither Completion Guarantor may assign this Completion Guaranty, or assign or delegate any of its rights or obligations under this Completion Guaranty, without the prior written consent of the Administrative Agent in each instance. The Lenders under the Credit Agreement may sell or assign participations or other interests in the Loans and this Completion Guaranty, in accordance with Section 11.8 of the Credit Agreement. Also without notice to or the consent of Completion Guarantors, any Beneficiary may disclose any and all information in its possession concerning Completion Guarantors, this Completion Guaranty and any security for this

Completion Guaranty to any actual or prospective purchaser of any securities issued or to be issued by Lenders, and to any actual or prospective purchaser or assignee of any participation or other interest in the Loan Documents, all in accordance with Section 11.14 of the Credit Agreement.

        23.    Governing Law.     This Completion Guaranty shall be governed by, and construed in accordance and enforced in accordance with, the Laws of the State of California applicable to contracts made and performed in California.

        24.    Costs and Expenses.     If any lawsuit, reference or arbitration is commenced which arises out of, or which relates to this Completion Guaranty, the prevailing party shall be entitled to recover from each other party such sums as the court, referee or arbitrator may adjudge to be reasonable attorneys' fees (including reasonably allocated costs for services of in-house counsel) in the action or proceeding, in addition to costs and expenses otherwise allowed by Law. In all other situations, including any Insolvency Proceeding, Completion Guarantors jointly and severally agree to pay all of the Beneficiaries' reasonable costs and expenses, including attorneys' fees (including reasonably allocated costs for services of their respective in-house counsel without duplication) which may be incurred in any effort to collect or enforce this Completion Guaranty. From the time(s) demanded until paid in full, all sums shall bear interest at the Default Rate for Base Rate Loans under the Credit Agreement.

        25.    Integration; Modifications.     This Completion Guaranty (a) integrates all the terms and conditions mentioned in or incidental to this Completion Guaranty, (b) supersedes all oral negotiations and prior writings with respect to its subject matter, and (c) is intended by Completion Guarantors and the Beneficiaries as the final expression of the agreement with respect to the terms and conditions set forth in this Completion Guaranty and as the complete and exclusive statement of the terms agreed to by Completion Guarantor and the Beneficiaries. No representation, understanding, promise or condition shall be enforceable against any party unless it is contained in this Completion Guaranty.

        26.    Waiver of Right to Trial by Jury.     EACH PARTY TO THIS COMPLETION GUARANTY HEREBY EXPRESSLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER ANY LOAN DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO THIS COMPLETION GUARANTY, THE CREDIT AGREEMENT AND ANY OTHER LOAN DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS COMPLETION GUARANTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY TO THE FULLEST EXTENT PERMITTED BY LAW.

        27.    Judicial Reference.     If any action or proceeding is filed in a court of the State of California by or against any party hereto in connection with any of the transactions contemplated by this Completion Guaranty or any other Loan Document, (a) the court shall, and is hereby directed to, make a general reference pursuant to California Code of Civil Procedure Section 638 to a referee (who shall be a single active or retired judge) to hear and determine all of the issues in such action or proceeding (whether of fact or of law) and to report a statement of decision, provided that at the option of any party to such proceeding, any such issues pertaining to a "provisional remedy" as defined in California Code of Civil Procedure Section 1281.8 shall be heard and determined by the court, and (b) without limiting the generality of Section 11.3 of the Credit Agreement, Borrower and/or Completion

Guarantors shall be solely responsible to pay all fees and expenses of any referee appointed in such action or proceeding.

        28.    Notices.     Notices hereunder shall be in writing and shall be delivered in the manner prescribed for notices in the Credit Agreement.

        29.    Miscellaneous.     The illegality or unenforceability of one or more provisions of this Completion Guaranty shall not affect any other provision.

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        IN WITNESS WHEREOF, Completion Guarantors have executed this Completion Guaranty as of the date first written above by their respective duly authorized officers.

"Completion Guarantors"
STATION CASINOS, INC., a Nevada corporation
By:	/s/ THOMAS M. FRIEL
Name:	Thomas M. Friel
Title:	Executive Vice President, Chief Accounting Officer and Treasurer
Address:
1505 South Pavilion Center Drive Las Vegas, Nevada 89135 Attn: Thomas M. Friel Telephone: (702) 495-4210 Telecopier: (702) 495-4245
G.C. INVESTMENTS, LLC, a Nevada limited liability company
By:	/s/ BRIAN L. GREENSPUN
Brian L. Greenspun, Manager
Address:
901 North Green Valley Parkway Suite 200 Henderson, Nevada 89074 Attn: Chris Philibbosian Telephone: (702) 458-8855 Telecopier: (702) 259-4146

Agreed and Accepted:
BANK OF AMERICA, N.A., as Administrative Agent
By:	/s/ MAURICE E. WASHINGTON
Name:	Maurice E. Washington
Title:	Vice President
Address:
Bank of America, N.A. Agency Management Officer II GCIB Agency Management Central I Mail Code: TX1-492-14-11 Bank Of America Plaza 901 Main Street, 14th Floor Dallas, TX 75202-3714
Telephone: (214) 209-4128
Telecopier: (214) 290-9544

QuickLinks

  Exhibit 4.2
  1. Definitions.
  2. Completion Guaranty and Agreement.
  3. Payment Provisions in the Event of Bankruptcy.
  4. Procedures for Completion.
  5. Commencement of Lawsuit by Administrative Agent; Measure of Damages.
  6. Relationship to Other Agreements.
  7. Subordination of Indebtedness of Borrower to Completion Guarantors.
  8. Statutes of Limitations and Other Laws.
  9. Waivers and Consents.
  10. Condition of Borrower and its Subsidiaries.
  11. Liens on Real Property.
  12. Standstill of Rights of Subrogation.
  13. Understandings With Respect to Waivers and Consents.
  14. Completion Guaranty to be Absolute.
  15. Financial Information.
  16. Completion Guarantors' Representations and Warranties.
  17. Events of Default.
  18. Authorization; No Violation.
  19. Additional and Independent Obligations.
  20. No Waiver; Consents; Cumulative Remedies.
  21. Release; Termination.
  22. Successors and Assigns; Participations.
  23. Governing Law.
  24. Costs and Expenses.
  25. Integration; Modifications.
  26. Waiver of Right to Trial by Jury.
  27. Judicial Reference.
  28. Notices.
  29. Miscellaneous.